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                                                            EXHIBIT 99(a)(1)(g)


FOR IMMEDIATE RELEASE

November 15, 2001

ARV Assisted Living, Inc. and ARVP Acquisition, L.P. Announce Subsequent Offering Period in Tender Offer of Units of American Retirement Villas Properties III, L.P.

COSTA MESA, CA - [AMEX:SRS] - November 15, 2001 - ARV Assisted Living, Inc. and ARVP Acquisition, L.P. today announced that they have elected to provide a subsequent offering period in connection with their tender offer to purchase all of the outstanding units of limited partnership interests of American Retirement Villas Properties III, L.P. for $400 per unit. ARV Assisted Living is making this announcement at this time solely for the purpose of complying with SEC rules regarding the required timing of announcements relating to subsequent offering periods in tender offers. The subsequent offering period will begin on the next business day following the expiration of the initial offering period and will expire at 5:00 p.m., New York time on December 14, 2001, the twentieth
(20th) business day following the expiration of the initial offering period. The initial offering period is scheduled to expire at 12:00 midnight, New York time, on Thursday, November 15, 2001. ARV Assisted Living will immediately accept for payment all units validly tendered prior to the expiration date of the initial offering period. During the subsequent offering period, ARV Assisted Living will accept and pay for all validly tendered units when tendered. The same price paid to the Partnership's unitholders at the conclusion of the initial offering period will be paid during the subsequent offering period. Units tendered during the subsequent offering period may not be withdrawn.

To date, approximately 5,900 units, or in excess of 30% of the outstanding units, have been validly tendered and not withdrawn.

ARVP Acquisition, L.P. is a California limited partnership, wholly-owned by ARV Assisted Living, Inc., a Delaware corporation and the general partner of American Retirement Villas Properties III, L.P.

Questions and requests for assistance or additional copies of the tender offer materials may be directed to Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10004 or call toll-free (800) 223-2064.

Founded in 1980, ARV Assisted Living is one of the largest operators of assisted living communities in the nation, currently operating 57 communities containing approximately 6,800 units in 10 states.

This news release is for informational purposes only. It does not constitute a solicitation/recommendation statement with respect to the tender offer for ARVP III's limited partnership units. ARVP III's unitholders will be able to obtain ARVP III's solicitation/recommendation statement for free at the SEC's Web site at WWW.SEC.GOV. ARV Assisted Living has urged the ARVP III unitholders to carefully review any such solicitation/recommendation statement prior to making any decisions with respect to the tender offer proposal.



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